DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Curtis L. Mo curtis.mo@dlapiper.com T 650.833.2015 F 650.687.1170

April 7, 2017

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	J. Nolan McWilliams
Tonya K. Aldave

Re:	ADOMANI, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed February 13, 2017 File No. 024-10656

Ladies and Gentlemen:

On behalf of our client, ADOMANI, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated February 23, 2017 (the “Letter”) in connection with the above-referenced offering statement on Form 1-A (the “Offering Statement”), filed by the Company on February 13, 2017. The Company is concurrently publicly filing an Amendment No. 3 to Offering Statement (“Amendment No. 3”), containing revised offering materials that incorporate the Company’s responses to the Staff’s comments, and intends to seek qualification of the Offering Statement after the Staff’s final review.

Set forth below are the Staff’s comments followed by the Company’s responses. The numbered responses set forth below correspond to the numbered comments in the Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offering Statement.

Executive and Director Compensation, page 82

1.	We note your disclosure on page F-14 that your CEO received stock based compensation of $499,000 in fiscal year 2016. Please revise this section to include all officer and director compensation. Refer to Item 11 of Form 1-A.

Company’s Response

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it has revised the Executive and Director Compensation section to include the stock-based compensation of the Company’s Chief Executive Officer and to include all officer and director compensation as set forth in Amendment No. 3.

April 7, 2017

Page Two

Report of Independent Registered Public Accounting Firm, page F-2

2.	We note the second paragraph of the report refers to the audit being conducted in accordance with the standards of Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in the United States of America. Please be advised that your auditor’s report must contain clear statements as to scope of the audit. In this regard, the report should contain a representation that the audit is conducted in accordance with either the standards of Public Accounting Oversight Board or auditing standards generally accepted in the United States of America but not both. Please revise your auditor’s report accordingly.

Company’s Response

The Company acknowledges the Staff’s comment. The Company’s respectfully advises the Staff that the Company consulted with its auditors and believes that the opinion as previously filed is compliant with SAS 131.

Very truly yours,

DLA Piper LLP (US)

Curtis L. Mo

Partner

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